Exhibit 99.1

Internet Gold's Third Quarter Earnings Release Scheduled for November 20, 2018

Ramat-Gan, Israel November 12, 2018, Internet Gold- Golden Lines Ltd. (NASDAQ/TASE: IGLD, today announced that it will release its Third quarter results for 2018, on Tuesday, November 20, 2018.

About Internet Gold:

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il

For further information, please contact:

Yaniv Salomon– IR Manager

yaniv@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman-Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620